EXHIBIT 23.1

Consent of Independent Registered Public Accounting Firm

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We hereby consent to the incorporation in this Amended Registration Statement on Form 10/A of our report dated March 29, 2018 , relating to the financial statements of BlackStar Enterprise Group, Inc., as of December 31, 2017 and 2016 and to all references to our firm included in this Registration Statement.

/ s/ BF Borgers CPA PC

Certified Public Accountants

Lakewood, Colorado

April 4, 2018